

August 18, 2022

Philippe Krakowsky
Chief Executive Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, New York 10022

> **Re: The Interpublic Group of Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 8-K Filed February 10, 2022**
> **File No. 001-06686**

Dear Mr. Krakowsky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. Your disclosure of "net income adjusted to reconcile to net cash provided by operating activities" on page 31 and "Credit Agreement EBITDA" on page 35 appear to be Non-GAAP measures. Please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K with respect to these Non-GAAP measures or explain why you do not believe this is required.

2. We note your disclosure of operating ratios based on "net revenues" as opposed to total revenue. Please revise to remove all presentations and discussions of statement of operations line items as a percentage of revenue before billable expenses or use total revenues in the denominator instead. This would include your presentation of the

measures "operating margin on net revenue" and "adjusted EBITA margin on net revenue" on page 22 and "segment EBITA margin on net revenues" on pages 29 and 30. Also, revenue before billable expenses should not be discussed in isolation, like you did in your discussion on pages 22 and 23 and elsewhere throughout MD&A. Total revenues and billable expenses should be presented or discussed, whenever revenue before billable expenses is presented or discussed. In addition, revenue before billable expenses should not be referred to as net revenue but should be retitled to better explain the measure. Furthermore, all breakouts of revenue throughout your filings, such as, but not limited to, on pages 23, 28, 29 and 30 should be done using total revenue and not revenue before billable expenses. Please make the appropriate revisions. Your disclosures in your quarterly reports on Form 10-Q and in your press releases reporting your quarterly earnings and other information furnished in your reports on Form 8-K should be similarly revised.

Form 8-K Filed February 10, 2022

Exhibit 99.1, page 11

3. Your adjustment on pages 11 and 12 to reverse the tax valuation allowance appears to result in an individually tailored income tax recognition method. Please revise your presentation to omit this adjustment or tell us why you believe it is appropriate. Refer to Questions 100.04 and 102.11 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services